[Covington & Burling Letterhead]

        November 18, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 7010

Re:	Tronox Incorporated Amendment No. 5 to the Registration Statement on Form S-1 Filed November 17, 2005 File No. 333-125574

Dear Ms. Long:

        On behalf of Tronox Incorporated, a Delaware corporation (the "Registrant"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 5 ("Amendment No. 5") to the Registrant's registration statement on Form S-1, File No. 333-125574. In addition, we will provide a marked copy showing changes from the previous amendment to the registration statement for your convenience.

        We are providing the following responses to the comment letter dated November 16, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registrant's previous amendment to the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 5.

1.
Please delete the reference to Lehman Brothers and J.P. Morgan as "Joint Book Running-Managers" on the front cover page of your prospectus. Also, please delete the references to "senior co-managers" and "co-managers."

        The Registrant has revised the cover page of the prospectus to delete the reference to "Joint Book Running-Managers," "Senior Co-Managers" and "Co-Managers."

2.
We note your response to comment 13 of our letter dated July 1, 2005, as well as the disclosure appearing in Summary Historical and Pro Forma Combined Financial Data of Amendment No. 4. Revise your summary discussion of the offering to disclose the aggregate value of the transaction to Kerr-McGee, including your transfer of "cash on hand in excess of $40 million."

        The Registrant has revised the disclosure in "The Offering" and "Use of Proceeds" sections of the registration statement to disclose the aggregate value of the transaction to Kerr-McGee.

3.
You state in footnote 4 on page 13 that cash flows from operating activities were reduced by $165 million related to the repurchase of previously sold accounts receivable. Our understanding is that the termination of the accounts receivable monetization program resulted in a one-time reduction in cash flows from operations of up to $165 million from the date of termination until you began collecting on post-termination accounts receivable. It appears that the time lag in collections resulting from the program termination contributed to the decrease in cash flows from operations. Please revise your disclosures on pages 13 and 60 to clarify how cash flows from operating activities were affected by the termination of the accounts receivable monetization program.

        The Registrant has revised its disclosure to clarify how cash flows from operating activities were affected by the termination of the accounts receivable monetization program.

4.
We note your response to comment 4 in our letter dated November 7, 2005. Please revise to give investors a sense for the likelihood of the risk that you disclose in the paragraph following the bullet points. For example, what leads you to believe that one or more of your key raw materials may be found to have toxicological or health-related impacts on the environment, customers, or employees? In that regard, we reissue comment 4.

        The Registrant has revised the risk factor to clarify that it is not aware currently of the presence of any of the hazards it describes in the paragraph that follows the bullet points.

5.
Please disclose the types of selling, general and administrative costs included in pro forma adjustment one.

        The Registrant has revised the disclosure in the "Unaudited Pro Forma Combined Financial Statements" to disclose the types of selling, general and administrative costs included in pro forma adjustment one.

6.
Please revise to present the pro forma adjustments related to the receipt and use of offering proceeds in a separate column from your other pro forma adjustments.

        The Registrant has revised the registration statement to present the pro forma adjustments related to the receipt and use of offering proceeds from the sale of the Class A Common Stock in a separate column from its other pro forma adjustments.

7.
Please revise the descriptions of pro forma adjustments two and three to show the computation of each adjustment, including the interest rates used for each debt instrument. If true, please confirm that interest expense is based on current rates. Please also ensure that the final terms of the debt agreements are reflected in these adjustments and elsewhere in the document, including discussion of your debt covenants.

        The Registrant has revised its descriptions of pro forma adjustments two and three to show computation of each adjustment, including the interest rates used for each debt instrument. The Registrant confirms that the interest expense is based on current rates and that these adjustments, as well as the discussion of the debt covenants elsewhere in the registration statement, are consistent with the expected final terms of the debt.

8.
Please note that it is appropriate to give pro forma effect to the elimination of interest associated with historical amount due to Kerr-McGee only to the extent that is eliminated by the pro forma transactions. Further, your pro forma adjustment to eliminate interest, calculated based on the amount due to Kerr-McGee as of a recent date, may require downward adjustment unless the recent amount due is less than the amount due at any date during the periods presented.

        The Registrant acknowledges the Staff's comment and has revised the Unaudited Condensed Combined Statement of Operations included in the registration statement to reflect the elimination of interest expense reflected in historical combined financial statements only to the extent that it is eliminated by the pro forma transactions.

9.
Please revise the description of pro forma adjustment 13 to disclose the assumptions used to determine the plan obligation of $442.3 million.

        The Registrant has revised the description of pro forma adjustments 12 and 13 to disclose the assumptions used to determine the retirement and post-retirement plan obligations expected to be assumed by the Registrant.

10.
Please delete the last sentence of the first paragraph under the heading "Overview" on page 44, as it refers to the deleted reconciliation of adjusted EBITDA to operating cash flows.

        The Registrant has revised the inapplicable portion of the last sentence of the first paragraph under the heading "Overview" to make reference to a reconciliation of adjusted EBITDA to net income (loss).

11.
Please consider adding a risk factor related to your underfunded U.S. retirement benefit plan. We note your revised disclosure that you anticipate your plan will now be underfunded by approximately $14.4 million.

        The Registrant respectfully submits that it has considered the Staff's comment and concluded that the underfunding of the U.S. retirement plan does not constitute a material risk. The amount of the underfunding, $14.4 million, is not material to the Registrant. In addition, no additional contributions will be required to be made under ERISA, and the underfunding is not expected to have a material impact on the Registrant's assets, liabilities or income. Based on these conclusions, the Registrant submits that this is not a significant risk.

12.
Please describe any registration rights which will inure to the purchasers of the unsecured notes. If registration rights are attached to the notes, disclose who will bear the cost of registration.

        The Registrant has revised the description of the unsecured notes to describe the registration rights of the purchasers of the notes, including the fact that the issuers and guarantors of the unsecured notes will bear the cost of registration.

13.
Has the board adopted the rights plan? If so, please revise your disclosure.

        The Registrant has revised the registration statement to disclose the fact that its board of directors has approved the form of rights plan, which, after being priced by its pricing committee, will be effective prior to the closing of the offering.

14.
Please clarify who will receive the proceeds when holders of the rights exercise their rights to purchase.

        The Registrant has revised the registration statement to clarify that it will receive the proceeds when holders of the rights exercise their rights to purchase.

15.
Disclose the class that each board member will belong to upon consummation of the offering.

        The Registrant has revised the disclosure in its "Description of Capital Stock" to provide a cross-reference to its disclosure under the sub-heading, "Board of Directors," which discloses the class to which each director will belong upon consummation of the offering.

16.
Please disclose the non-cash financing activity related to the receivables repurchase, below the related non-cash investing activity on the face of your interim statement of cash flows.

        The Registrant has revised the Condensed Combined Statement of Cash Flows for the nine months ended September 30, 2005 to disclose the non-cash financing activity related to the receivables repurchase.

17.
We have reviewed your response to comment nine. Please revise the notes to your interim financial statements to discuss the nature of the error in your previously issued financial statements. Please also disclose in tabular form the impact that this restatement had on your previously reported cash flows for the six months ended June 30. 2005.

        The Registrant has revised the notes to its interim financial statements as of and for the nine months ended September 30, 2005 to discuss the nature of the change from the previously issued financial statements. It has provided, in tabular form, the impact that the restatement has had on its previously reported cash flows from operating and investing activities for the six months ended June 30, 2005.

18.
Please note that we will review the Underwriting Agreement, the Form of Credit Agreement and the Form of Indenture prior to accelerating the effectiveness of this registration statement and that we may have comments pertaining to these exhibits once they are filed. Please file these exhibits with enough time for us to review them before requesting effectiveness.

        The Registrant has provided, pursuant to Rule 418 of Regulation C, forms of the Underwriting Agreement, the Indenture and the Credit Agreement, to the Staff for its review. In addition, the Registrant has filed forms of these documents as exhibits to Amendment No. 5.

19.
Please have counsel revise to opine that the preferred share purchase rights are binding obligations of the company.

        We respectfully request an opportunity to discuss this comment with the Staff. In this regard, the opinion of counsel is being submitted pursuant to Item 601(b)(5) of Regulation S-K, which requires the submission of "An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant." We do not believe that preferred share purchase rights are considered debt securities under Delaware corporate law.

20.
In the last sentence of the second paragraph, please have counsel revise to clarify that counsel has relied as to certain factual matters.

        We have revised the last sentence of the second paragraph of the opinion of counsel to clarify that the reference to our reliance on "certain matters" refers to our reliance on "certain factual matters."

* * * * * * * * * * * *

        If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (202) 662-5128 or by facsimile at (202) 778-5128. Thank you for your assistance.

Very truly yours,
/s/ DAVID B.H. MARTIN David B.H. Martin

Enclosures

cc:	Lesli Sheppard, Senior Staff Attorney
Matt Franker, Staff Attorney
Rufus Decker, Accounting Branch Chief
Scott Watkinson, Staff Accountant
Gregory F. Pilcher, Kerr-McGee Corporation
J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP